UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

PDF SOLUTIONS, INC.

(Name of Issuer)

Common Stock, $0.00015 par value

(Title of Class of Securities)

693282105

(CUSIP Number)

ERIC SINGER

VIEX CAPITAL ADVISORS, LLC

825 Third Avenue, 33rd Floor

New York, New York 10022

STEVE WOLOSKY, ESQ.

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 17, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 693282105

1	NAME OF REPORTING PERSON

VIEX Opportunities Fund, LP – Series One*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,197,974
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,197,974
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,197,974
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%
14	TYPE OF REPORTING PERSON

PN

_____________

* This Series One is part of a series of VIEX Opportunities Fund, LP, a series limited partnership.

2

CUSIP NO. 693282105

1	NAME OF REPORTING PERSON

VIEX Opportunities Fund, LP – Series Two*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		113,744
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

113,744
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

113,744
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

_____________

* This Series Two is part of a series of VIEX Opportunities Fund, LP, a Delaware series limited partnership.

3

CUSIP NO. 693282105

1	NAME OF REPORTING PERSON

VIEX Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		312,875
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

312,875
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

312,875
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 693282105

1	NAME OF REPORTING PERSON

VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,311,718
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,311,718
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,311,718
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 693282105

1	NAME OF REPORTING PERSON

VIEX Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		312,875
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

312,875
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

312,875
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP NO. 693282105

1	NAME OF REPORTING PERSON

VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,624,593
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,624,593
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,624,593
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.98%
14	TYPE OF REPORTING PERSON

IA

7

CUSIP NO. 693282105

1	NAME OF REPORTING PERSON

Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,624,593
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,624,593
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,624,593
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.98%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 693282105

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the “Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Series One were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 1,197,974 Shares beneficially owned by Series One is approximately $11,503,527, including brokerage commissions.

The Shares purchased by Series Two were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 113,744 Shares beneficially owned by Series Two is approximately $909,438, including brokerage commissions.

The Shares purchased by VSO II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 312,875 Shares beneficially owned by VSO II is approximately $2,709,267, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 32,595,723 Shares outstanding, which is the total number of Shares outstanding as of March 1, 2019 as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 8, 2019.

A.	Series One
(a)	As of the close of business on April 19, 2019, Series One beneficially owned 1,197,974 Shares.

Percentage: Approximately 3.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,197,974
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,197,974

(c)	The transactions in the Shares by Series One during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
9

CUSIP NO. 693282105

B.	Series Two
(a)	As of the close of business on April 19, 2019, Series Two beneficially owned 113,744 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 113,744
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 113,744

(c)	The transactions in the Shares by Series Two during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	VSO II
(a)	As of the close of business on April 19, 2019, VSO II beneficially owned 312,875 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 312,875
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 312,875

(c)	The transactions in the Shares by VSO II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	VIEX GP
(a)	VIEX GP, as the general partner of each of Series One and Series Two, may be deemed the beneficial owner of the (i) 1,197,974 Shares beneficially owned by Series One and (ii) 113,744 Shares owned by Series Two.

Percentage: Approximately 4.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,311,718
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,311,718

(c)	VIEX GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the shares on behalf of each of Series One and Series Two during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	VSO GP II
(a)	VSO GP II, as the general partner of VSO II, may be deemed the beneficial owner of the 312,875 Shares beneficially owned by VSO II.

Percentage: Less than 1%

10

CUSIP NO. 693282105

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 312,875
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 312,875

(c)	VSO GP II has not entered into any transactions in the during the past sixty days. The transactions in the Shares on behalf of VSO II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
F.	VIEX Capital
(a)	VIEX Capital, as the investment manager of each of Series One, Series Two and VSO II, may be deemed the beneficial owner of the (i) 1,197,974 Shares beneficially owned by Series One, (ii) 113,744 beneficially owned by Series Two and (iii) 312,875 Shares beneficially owned by VSO II.

Percentage: Approximately 4.98%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,624,593
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,624,593
(c)	VIEX Capital has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Series One, Series Two and VSO II during the past sixty days set forth in Schedule A and are incorporated herein by reference.
G.	Eric Singer
(a)	Mr. Singer, as the managing member of VIEX GP, VSO GP II and VIEX Capital, may be deemed the beneficial owner of the (i) 1,197,974 Shares beneficially owned by Series One, (ii) 113,744 beneficially owned by Series Two, and (iii) 312,875 Shares beneficially owned by VSO II.

Percentage: Approximately 4.98%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,624,593
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,624,593
(c)	Mr. Singer has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Series One, Series Two and VSO II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

(e)	The Reporting Persons ceased to be the beneficial owner of 5% or more of the Shares of the Issuer on April 17, 2019.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

11

CUSIP NO. 693282105

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

VSO II has sold short in the over-the-counter market American-style put options referencing an aggregate of 350,000 Shares, which have an exercise price of $12.50 and expire on November 15, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

12

CUSIP NO. 693282105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2019

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Opportunities Fund, LP – Series Two

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund II, LP

By:	VIEX Special Opportunities GP II, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP II, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

13

CUSIP NO. 693282105

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer

14

CUSIP NO. 693282105

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VIEX opportunities fund, LP – Series one

Sale of Common Stock	(2,109)	12.3253	02/19/2019
Sale of May 2019 Call Option ($7.50 Strike Price)	(458)	4.7000	03/06/2019
Sale of May 2019 Call Option ($5.00 Strike Price)	(721)	6.9452	03/06/2019
Sale of Common Stock	(6,131)	13.5100	03/06/2019
Purchase of August 2019 Call Options ($15.00 Strike Price)	2,539	0.4761	03/07/2019
Sale of May 2019 Call Option ($5.00 Strike Price)	(1,406)	6.7000	03/07/2019
Sale of Common Stock	(9,667)	11.6715	03/07/2019
Purchase of August 2019 Call Options ($15.00 Strike Price)	243	0.5855	03/29/2019
Sale of August 2019 Call Option ($15.00 Strike Price)	(2,782)	0.8000	04/17/2019
Sale of Common Stock	(4,246)	13.5100	04/17/2019
Sale of Common Stock	(100,099)	13.1000	04/18/2019

VIEX opportunities fund, LP – Series two

Sale of Common Stock	(238)	12.3253	02/19/2019
Sale of Common Stock	(582)	11.8000	03/06/2019
Sale of Common Stock	(918)	11.6715	03/07/2019
Sale of Common Stock	(403)	13.5100	04/17/2019
Sale of Common Stock	(9,505)	13.1000	04/18/2019

CUSIP NO. 693282105

VIEX SPECIAL OPPORTUNITIES FUNd II, LP

Purchase of August 2019 Put Options ($10.00 Strike Price)[1]	50	0.5000	02/19/2018
Sale of Common Stock	(655)	12.3253	02/19/2019
Purchase of August 2019 Put Options ($10.00 Strike Price)[1]	1,100	0.5000	02/20/2019
Purchase of August 2019 Put Options ($10.00 Strike Price)[1]	1,292	0.5000	02/25/2019
Purchase of August 2019 Put Options ($10.00 Strike Price)[1]	2,159	0.5000	03/01/2019
Purchase of August 2019 Put Options ($10.00 Strike Price)[1]	103	0.5000	03/04/2019
Purchase of August 2019 Put Options ($10.00 Strike Price)[1]	202	0.5000	03/05/2019
Sale of May 2019 Call Option ($5.00 Strike Price)	(169)	6.9452	03/06/2019
Sale of Common Stock	(1,602)	11.8100	03/06/2019
Sale of May 2019 Call Option ($5.00 Strike Price)	(331)	6.7000	03/07/2019
Purchase of August 2019 Call Options ($15.00 Strike Price)	598	0.4761	03/07/2019
Sale of Common Stock	(2,525)	11.6715	03/07/2019
Purchase of May 2019 Put Options ($7.50 Strike Price)[1]	3,500	0.1000	03/15/2019
Purchase of August 2019 Put Options ($7.50 Strike Price) [1]	2,252	0.2000	03/15/2019
Purchase of August 2019 Call Options ($15.00 Strike Price)	57	0.5855	03/29/2019
Sale of August 2019 Call Options ($15.00 Strike Price)	(655)	0.8000	04/17/2019
Sale of Common Stock	(1,109)	13.5100	04/17/2019
Sale of Common Stock	(26,142)	13.1000	04/18/2019
Short Sale of November 2019 Put Options ($12.50 Strike Price)	(3,500)	1.2643	04/18/2019

_____________________

1 Represents a purchase to cover a short position